U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Rosenwald, M.D., Lindsay A.
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   (Last)               (First)                 (Middle)

   c/o Paramount Capital Asset Management, Inc.,
   787 Seventh Avenue, 48th Floor
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                                    (Street)
   New York               NY                    10019
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Flemington Pharmaceutical Corporation (FLEM)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   July 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   | |  Form filed by One Reporting Person
   |X|  Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               7/24/02        G              50,000        D     $0.00    6,616,666(1)      D/I    Biomedical Investment
                                                                                                               Group, LLC
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        9.        10.
                                                                                                        Number    Owner-
                                                                                                        of        ship
                  2.                                                                                    Deriv-    Form of
                  Conver-                    5.                              7.                         ative     Deriv-   11.
                  sion                       Number of                       Title and Amount           Secur-    ative    Nature
                  or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                  Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                  cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                  Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative        ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security          Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)        ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Warrant to        $0.75    7/24/02  G              50,000  Immed.   12/8/08  Common    50,000  n/a  6,616,667(1)  D/I  Biotechnology
Purchase Common                                                              Stock                                     Investment
Stock                                                                                                                  Group, LLC
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
Explanation of Responses:

1.    See Attachment A

2. Lindsay A. Rosenwald, M.D. is Managing Member of Biotechnology Investment Group, LLC ("BIG"). Dr. Rosenwald disclaims beneficial ownership of securities owned by BIG except to the extent of his pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 /s/ Lindsay A. Rosenwald, M.D.                              August 20, 2002
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Lindsay A. Rosenwald, M.D.

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 3,950,000 shares of Common Stock and Warrants to purchase 3,950,000 share of Common Stock owned directly by Dr. Rosenwald;

2. 2,666,666 shares of Common Stock and Warrants to purchase 2,666,666 shares of Common Stock, owned by Biotechnology Investment Group, LLC, of which Dr. Rosenwald is the Managing Member. As Managing Member, Dr. Rosenwald may be deemed the beneficial owner of the securities help by Biotechnology Investment Group, LLC as he controls the vote and disposition of the securities.

                             Joint Filer Information

Name:             Biotechnology Investment Group, LLC

Address:          787 Seventh Avenue, 48th Floor
                  New York, NY 10019

Designated Filer: Lindsay A. Rosenwald, MD

Issuer:           Flemington Pharmaceutical Corporation